--------
 FORM 4             U.S. SECURITIES AND EXCHANGE COMMISSION
--------                       Washington, DC  20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or 5 obligations may continue. See Instruction 1(b)

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1. Name and Address of Reporting Person

   Allen                             James                                 C.
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   (Last)                            (First)                            (Middle)

   16636 Caulks Creek Ridge
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                                     (Street)

   Chesterfield                         MO                                63005
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   (City)                            (State)                               (Zip)


2. Issuer Name and Ticker or Trading Symbol

   Brooks Fiber Properties, Inc.
   Nasdaq symbol "BFPT"

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Statement for Month/Year

   August 1997

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person to Issuer (Check all applicable)

   [X] Director
   [ ] 10% Owner
   [X] Officer (give title below)

       Vice Chairman and Chief Executive Officer
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   [ ] Other (specify below)

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7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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                          Table 1 - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Transaction Date  3. Transaction  4. Securities Acquired     5. Amount of     6. Ownership   7. Nature of
   (Instr. 3)            (Month/Day/Year)     Code            (A) or Disposed of (D)     Securities       Form:          Indirect
                                              (Instr. 8)      (Instr. 3, 4 and 5)        Beneficially     Direct         Beneficial
                                                                                         Owned at         (D) or         Ownership
                                                                                         End of Month     Indirect       (instr. 4)
                                                                                         (Instr. 3        (I)
                                                                                         and 4)           (Instr. 4)
--------------------  -------------------  --------------  -------------------------  ---------------  -------------  --------------
                                            Code     V      Amount   (A)     Price
                                                                     or
                                                                     (D)
                                           ------  ------  --------  ---  ----------

Common Stock          8/29/97              M               106,309   A    $25.50          319,255            D
Common Stock          8/29/97              M               33,333    A    $12.50          319,255            D


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* If the Form is  filed  by more  than one  Reporting  Person,  see  Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                             (Print or Type Response)

FORM 4 (continued)
              Table II  --  Derivative  Securities  Acquired,  Disposed  of,  or
                  Beneficially Owned (e.g., puts, calls,
                   warrants, options, convertible securities)

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     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ------------  ---------------   --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        ---------------   --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ------------  cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able(1)  Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------

Employee    $25.50    1/1/97    A         32,177        1/1/97   11/7/03  Common  32,177                         D
Stock                                                                     Stock
Option Plan
(right to
buy)

Employee    $25.50    8/29/97   M                32,177 1/1/97   11/7/03  Common  32,177             0           D
Stock                                                                     Stock
Option Plan
(right to
buy

Employee    $25.50    1/1/97    A         38,590        1/1/97   12/15/03 Common  38,590                         D
Stock                                                                     Stock
Option Plan
(right to
buy)

Employee    $25.50    8/29/97   M                38,590 1/1/97   12/15/03 Common  38,590             0           D
Stock                                                                     Stock
Option Plan
(right to
buy

Employee    $25.50    1/1/97    A         35,542        1/1/97   10/16/05 Common  35,542                         D
Stock                                                                     Stock
Option Plan
(right to
buy)

Employee    $25.50    8/29/97   M                35,542 1/1/97   10/16/05 Common  35,542             0           D
Stock                                                                     Stock
Option Plan
(right to
buy)

Employee    $12.50    8/29/97   M                33,333 2/20/97  2/20/06  Common  33,333             66,667      D
Stock                                                                     Stock
Option Plan
(right to
buy)


Explanation of Responses: (1) Represents date that all of the options exercised were fully vested.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

James C. Allen                                         October 9, 1997
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**Signature of Reporting Person                        Date

Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.